EXHIBIT 4.29

Date: 28th July 2003

Your ref:

Our ref: C&I/MACAU/CEB

CONFIDENTIAL

Pentalpha Macau Commercial Offshore Ltd.

21/F., Citicorp Centre,

18 Whitfield Road,

Causeway Bay, Hong Kong.

Attn.: Mr. John Sham / Mr. Samuel Leung

Dear Sirs,

BANKING FACILITIES: PENTALPHA MACAU COMMERCIAL OFFSHORE LTD.

We are pleased to confirm that the Bank is willing to make available to your company (the “Company”) the following working capital facilities up to the amounts indicated.

Pentalpha Macau Commercial Offshore Ltd.

1.	TRADE FINANCE GROUP ALL (Discrepant Credit Bills Negotiated — with recourse) - HKD25,000,000.-

2.	TRADE FINANCE GROUP 1 - HKD25,000,000.-

3.	TRADE FINANCE GROUP 2 - HKD19,000,000.-

4.	TRADE FINANCE GROUP 3 - HKD16,000,000.-

The above Trade Finance Groups All, 1, 2 and 3 are complementary and the combined outstandings are not to exceed HKD25,000,000.- Similarly the combined outstandings of Groups 2 and 3 are not to exceed HKD19,000,000.- For product availability, please see the attachment to this letter.

Prior evidence of insurance is required for all “free on board” and “cost and freight” shipments under import letters of credit.

Combined usance and loan period of any one transaction under import facilities is not to exceed 120 days.

Usance period of export facilities is not to exceed 90 days.

ASSIGNMENT

The Company may not assign or transfer all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) without the Bank’s prior written consent.

The Bank may at any time assign or transfer to any one or more banks or other financial institutions all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) or change its lending office.

DOCUMENTATION

Before the above facilities may be used, the enclosed copy of this letter and the Bank’s standard form General Customer Agreement must be signed and returned to us together with a certified copy of appropriate authorizing board resolutions.

The following documentation will also be required:

•	Unlimited corporate guarantee by Global-Tech Appliances Inc.

•	Certified true copies of the Company’s certificate of incorporation and memorandum and articles of association together with Offshore Services License issued by the Macau Institute for the Promotion of Commerce and Investment.

•	Signed original copies of audited financial statements of the Company and Global-Tech Appliances Inc. within 9 months after their financial year end. A signed original copy of quarterly management accounts of Global-Tech Appliances Inc. within 75 days after the end of the relevant accounting period. Such other information as the Bank may request from time to time.

UNDERTAKING

The Company undertakes to the Bank that it will:

•	Immediately inform the Bank of any change of the Company’s directors or beneficial shareholders or amendment of its memorandum or articles of association.

Pentalpha Macau Commercial Offshore Ltd.

By acceptance of this letter the Company gives consent to the Bank to disclose details of the Company’s account relationship with the Bank (including credit balances and any security given for the facilities) to all or any of the following persons (whether in or outside Hong Kong): (i) its Head Office and any of its offices, branches, related companies or associates, (ii) any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank’s rights in relation to the Company’s accounts, (iii) any agent, contractor or third party service provider which provides services of any kind to the Bank in connection with the operation of its business, (iv) any financial institution with which the Company has or proposes to have dealings to enable credit checks to be conducted on the Company, and (v) any person to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches.

Please sign the enclosed copy of this letter and return it to the Bank’s Credit Operations at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon, for the attention of Mr. Stephen Wong, within one month after the date of this letter, after which .this offer will lapse. This letter will be governed by Hong Kong SAR law.

We enclose a set of documents which should also be completed and returned to the Bank at the above mentioned address. If you have any queries regarding the completion of the required documents, please contact Mr. Stephen Wong, whose telephone number is 2282-6445. With regard to queries on banking arrangements, you can contact our Relationship Manager Mr. Raymond Cheung, whose telephone number is 2821-1863.

We are pleased to be of service to you and take this opportunity to thank you for your custom.

Yours faithfully,

For and on behalf of STANDARD CHARTERED BANK

/s/ Anita Poon
Anita Poon
Senior Credit Documentation Manager

AP/SW/pl

Encl.

Agreed.

For and on behalf of PENTALPHA MACAU COMMERCIAL OFFSHORE LTD.

/s/ John C. K. Sham

Pentalpha Macau Commercial Offshore Ltd.

Attachment Regarding Trade Finance Products

This attachment forms an integral part of our banking facility letter dated 28th July 2003.

You may use any product or aggregate of products in any one group up to the limit shown in the attached banking facility letter.

Trade Finance Group All

•	Discrepant Credit Bills Negotiated - with recourse

Trade Finance Group 1

•	Purchase of Documents Against Payment Bills of Exchange secured by goods

•	Purchase of Documents Against Acceptance Bills of Exchange with ECA/approved insurance cover

•	Back to Back Letters of Credit

Kwong Lee Shun Trading Co. Ltd.

•	Import Letters of Credit - sight and usance - secured by goods

•	Loan Against Import

Trade Finance Group 2

•	Purchase of Documents Against Acceptance Bills of Exchange without ECA/approved insurance cover

•	Purchase of Documents Against Payment Bills of Exchange not secured by goods

•	Quasi Back to Back Letters of Credit - not secured by goods

•	Import Letters of Credit - sight and usance - not secured by goods

•	Shipping Guarantees

Trade Finance Group 3

•	Pre-shipment Loan - i.e. Packing Credit

•	Acceptance of draft under Import Letter of Credit

•	Release of Documents Against Acceptance or Trust Receipt

•	Loans Against Trust Receipt

•	Import Loans